Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

September 16, 2020

VIA EDGAR

Anu Dubey, Senior Counsel

Michael Spratt

Michael Shaffer

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Capital Inc.

Registration Statement on Form N-2

Dear Ms. Dubey:

On behalf of Trinity Capital Inc. (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933 a registration statement on Form N-2 (the “Registration Statement”). The Registration Statement relates to the offering of certain of the Company’s 7.00% Notes due 2025 by certain selling noteholders as further described in the Registration Statement.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me at 202-383-0218 or Stephani Hildebrandt at 202-383-0845.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Steven L. Brown Stephani M. Hildebrandt

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.